SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)1

Golden River Resources Corp. (Formerly known as Bay Resources Ltd.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

38116G 105

(CUSIP Number)

June 9, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 38116G 105	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Special Situations (Master) Fund Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 31,670,000*
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 31,670,000*
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
31,670,000*

*The aggregate amount beneficially owned by the reporting person consists of: (1) 1,670,000 shares of common stock of the issuer; (2) warrants expiring in five years exercisable to acquire an additional 20,000,000 shares of common stock; and (3) special warrants expiring in ten years exercisable to acquire an additional 10,000,000 shares of common stock. Under the terms of the warrants, in no event shall such securities be converted into common shares if, after giving effect to such conversion, the holder would, in aggregate, beneficially own common shares of the issuer in excess of 9.99% of the issued and outstanding common shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended. Under the terms of the special warrants, in no event shall such securities be converted into common shares if, after giving effect to such conversion, the holder would, in aggregate, beneficially own common shares of the issuer in excess of 9.99% of the issued and outstanding common shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Up to 9.99%**

**The percentages used herein are calculated based upon 26,711,630 outstanding shares reported in the issuer’s proxy statement filed on Form 14A on May 30, 2006. Under the terms of the warrants, in no event shall such securities be converted into common shares if, after giving effect to such conversion, the holder would, in aggregate, beneficially own common shares of the issuer in excess of 9.99% of the issued and outstanding common shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended. Under the terms of the special warrants, in no event shall such securities be converted into common shares if, after giving effect to such conversion, the holder would, in aggregate, beneficially own common shares of the issuer in excess of 9.99% of the issued and outstanding common shares, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 38116G 105	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Golden River Resources Corp. (formerly Bay Resources Ltd.)
Item 1 (b)	Address of Issuer's Principal Executive Offices:
Level 8, 580 St. Kilda Road, Melbourne, VIctoria 3004, Australia
Item 2 (a)	Name of Person Filing: RAB Special Situations (Master) Fund Limited
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations (Master) Fund Limited P.O. Box 908 GT Walker House Mary Street George Town, Cayman Islands
Item 2 (c)	Citizenship: Cayman Islands
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
38116G 105
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	Broker or dealer registered under Section 15 of the Act.
	(b)	Bank as defined in Section 3(a)(6) of the Act.
	(c)	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	Investment company registered under Section 8 of the Investment Company Act.
	(e)	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 38116G 105	13G	Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification. N/A

CUSIP No. 38116G 105	13G	Page 5 of 5 Pages

July 31, 2006 (Date)

RAB Special Situations (Master) Fund Limited /s/ Benjamin Hill/Kalika Jayasekera (Signature)

RAB Special Situations (Master) Fund Limited by Benjamin Hill/Kalika Jayasekera / Authorized Signatories (Name/Title)